UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Dillard’s, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

254067101
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [x]            Rule 13d-1(b)
 [  ]            Rule 13d-1(c)
 [  ]            Rule 13d-1(d)
*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 462,329 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 462,329 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 462,329 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.9%
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. DME Advisors, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 68,900 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 68,900 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 68,900 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.3%
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 242,200 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 242,200 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 242,200 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.0%
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 311,100 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 311,100 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 311,100 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.3%
12	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 805,659 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 805,659 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 805,659 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 3.3%
12	Type of Reporting Person (See Instructions) HC

AMENMENT NO. 2 TO SCHEDULE 13G
This Amendment No. 2 (the “Amendment”) to Schedule 13G relating to Class A Common Stock (“Class A Common Stock”) of Dillard’s, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “SEC”) as an amendment to the Schedule 13G filed with the SEC on February 16, 2016, as amended on Febraury 14, 2017.  This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors, LP, a Delaware limited partnership (“DME Advisors”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), DME Advisors GP, LLC, a Delaware limited liability company (“DME GP” and together with Greenlight Inc., DME Advisors and DME CM, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).
This Amendment relates to Class A Common Stock of the Issuer held by Greenlight for the account of private investment funds and other accounts for which Greenlight acts as investment manager (or general partner of the investment manager) and with respect to which Mr. Einhorn may be deemed to have indirect investment and/or voting power as the principal of Greenlight and other affiliated entities.  DME GP is the general partner of DME Advisors and of DME CM.
The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Class A Common Stock reported herein.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any Class A Common Stock, if applicable.

This Amendment is being filed to amend and restate Item 3, 4  and 5 as follows:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

Greenlight Inc. may be deemed the beneficial owner of 462,329 shares of Class A Common Stock.
DME Advisors may be deemed the beneficial owner of 68,900 of Class A Common Stock.
DME CM may be deemed the beneficial owner of 242,200 shares of Class A Common Stock.
DME GP may be deemed the beneficial owner of 311,100 shares of Class A Common Stock.
David Einhorn may be deemed the beneficial owner of 805,659 shares of Class A Common Stock.

(b)	Percent of Class

The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.  The percentages reported herein have been determined by dividing the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons by 24,474,583, the number of shares of Class A Common Stock outstanding as of November 25, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 30, 2017 with the SEC.

(c)	Number of shares as to which such person has:
The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                February 14, 2018

GREENLIGHT CAPITAL, INC.

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME ADVISORS, LP

By: DME Advisors GP, LLC,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By: DME Advisors GP, LLC,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

DME ADVISORS GP, LLC

By: /s/ DANIEL ROITMAN
Daniel Roitman Chief Operating Officer

/s/ DANIEL ROITMAN*
Daniel Roitman, on behalf of David Einhorn

* The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this Schedule 13G on David Einhorn’s behalf, filed as Exhibit 99.2 to the Schedule 13G filed with the Securities and Exchange Commission on May 24, 2010 by the Reporting Persons with respect to the common stock of NCR Corporation, is hereby incorporated by reference.